NO ACT

P.E.
02/24/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005312

Received SEC

FEB 27 2014

Washington, DC 20549

February 27, 2014

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (OVS)
Public
Availability: 2-27-14

Re: General Electric Company
Incoming letter dated February 24, 2014

Dear Mr. Mueller:

This is in response to your letter dated February 24, 2014 concerning the shareholder proposal submitted to GE by Donald Gilson. On December 26, 2013, we issued our response expressing our informal view that GE could exclude the proposal from its proxy materials for its upcoming annual meeting in reliance on rules 14a-8(b) and 14a-8(f). On February 20, 2014, we issued our response indicating that after reviewing the information contained in a letter from Donald Gilson received on January 23, 2014, we were unable to concur in GE's view that it may exclude the proposal under rules 14a-8(b) and 14a-8(f). You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. In addition, we are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(12). In our view, the proposal does not deal with substantially the same subject matter as the proposal included in the company's 2011 proxy materials. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

cc: Don Gilson

*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 24, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Donald E. Gilson
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 10, 2013, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners (collectively, the "2014 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof received from Donald E. Gilson (the "Proponent").

The No-Action Request stated our view that there were substantive grounds for exclusion of the Proposal, but stated that we were addressing only the procedural basis for exclusion at that time because we believed that the Proposal could be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1), as the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information. On December 26, 2013, the Staff issued a response to the No-Action Request, concurring in our view that the Company may exclude the Proposal under Rule 14a-8(f). However, on February 20, 2014, the Staff reversed its December 26, 2013 decision, stating that it is unable to concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f).

We respectfully request that the Staff reconsider its February 20, 2014 response, and we request as well that the Staff concur in our view that the Proposal may be properly excluded under Rule 14a-8(f) and Rule 14a-8(i)(12).

As noted in Staff Legal Bulletin No. 14 (July 13, 2001), "the shareholder is responsible for proving his or her eligibility to submit a proposal to the company." In the instant case, the Proponent did not prove his eligibility to submit the Proposal within the 14-day time period allowed by Rule 14a-8(f). While the Proponent has provided a copy of an email that his broker purportedly sent on November 25, 2013, the Company never received that email, and **there is nothing in the documents provided by the Proponent that supports a conclusion that the failed effort to provide timely proof of ownership is not the result of a transmission error or other problems with the email system of the Proponent's brokerage firm.** Significantly, the Proponent supplied a document from his brokerage firm showing that an email it sent to the Company on December 31, 2013 (five weeks after the deadline for a timely response) was delivered to the Company, **but has not provided any such evidence that the email it purportedly sent on November 25, 2013 was successfully transmitted to the Company.**

In Staff Legal Bulletin 14, the Staff stated, "Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice." We respectfully submit that a photocopy of a dated email does not constitute evidence that an email was actually and effectively transmitted electronically on that date and is not equivalent to a postmark, receipt notification or other such evidence.[1] A shareowner proponent presumably would not satisfy the requirement to provide proof of ownership if he or she were to put a proof of ownership letter in an envelope, address the envelope and place it in the mail but neglect to put a stamp on the envelope. Here, likewise, the Proponent has not shown that his brokerage firm effectively transmitted the email containing the Proponent's proof of ownership within 14 days of the Proponent's receipt of the Company's deficiency notice, and there is no basis for concluding that on November 25, 2013 the problem was not with the brokerage firm's attempt to transmit an email. Only a supposition over what might have occurred would support a conclusion that the shareowner timely responded to the Company's deficiency notice, as nothing in the documents provided by the Proponent demonstrates that in fact the proof of ownership was actually electronically transmitted on a timely basis. Accordingly, the Proponent has not met his burden of demonstrating that a response to the Company's deficiency notice was timely and effectively transmitted, and he therefore did not meet his burden of proving his eligibility to submit a

[1] Without attempting to identify the factual situation that existed with respect to the broker's email systems on November 25, 2013, it is important to note that Microsoft Outlook will time stamp a sender's email based on when the sender hits the "send" button, even if the user's computer is not connected to the internet or a server and the email is not actually transmitted at that time. Thus, an email that shows it was "sent" at a particular time and date does not demonstrate that it was electronically transmitted on that date.

proposal to the Company.[2] We respectfully request that the Staff re-evaluate the documents that it has been supplied and reaffirm its initial conclusion that the Proposal properly may be excluded under Rule 14a-8(f).

THE PROPOSAL

The Proposal states:

> This Proposal: The Board of Directors are requested to consider voting a cessation of all Executive Stock Option Programs, and Bonus Programs. Rewards via a bona fide salary program are a necessity. Salary increases to deserving Executives will reward only those who productively enhance the Company's Business. Only if and when profit increases and are published and compiled annually, and verified by a Certified Accounting Firm a realistic salary increase commensurate with the increase in the Company's Business can be considered.
>
> Should there be no increase in the Company's business or a decline in Corporate Business is published and compiled annually, and verified by a Certified Accounting Firm, no salary increases will be forthcoming. Rewards via the above measures will suffice, and remove the Bonus and Executive Stock Option Programs permanently.

A copy of the Proposal and its supporting statement is attached to this letter as Exhibit A.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(12)(ii) Because It Deals With Substantially The Same Subject Matter As Two Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(ii), a shareowner proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 6% of the vote on its last submission to shareowners if proposed twice previously within the preceding 5 calendar years."

[2] *See The Coca-Cola Company* (avail. Jan. 6, 2014) (concurring with exclusion of a proposal where proof of ownership had been obtained but was not timely sent "due to an internal office clerical error").

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareowner proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareowner proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar concerns with a prior proposal, even if the proposals recommended that the company take different actions. *See Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Similarly, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff permitted the exclusion of a proposal requesting a report on the rationale for conducting the company's animal experimentation in countries that have what the proposal asserted were substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The specific actions requested by the proposals in *Pfizer* were widely different—providing a rationale for the company's use of overseas animal testing facilities as compared to issuing a policy statement regarding the use of alternative test procedures in its research work—but the Staff agreed with the company that the substantive concern underlying all of these proposals was a concern for animal welfare and therefore found the proposal to be excludable. *See also Eastman Chemical Co.* (avail. Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies excludable as involving substantially the same subject matter as a prior proposal requesting that the company divest a product line that produced materials used to manufacture cigarette filters).

In addition, the Staff has concurred in the exclusion of proposals despite the proposals differing in scope from the prior proposals. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 7, 2013) (concurring that a proposal requesting that the board of directors review the exposure of the company's facilities to climate risk and issue a report to shareowners was substantially the same as, and could be excluded by, three prior proposals requesting that the company either establish a committee or a task force to address issues relating to global climate change); *Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. The Proposal Deals With Substantially The Same Subject Matter As Two Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Proposal deals with substantially the same subject matter as two previously submitted shareowner proposals that were included in the Company's 2013 and 2011 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

The Company has within the past five years included in its proxy materials two shareowner proposals regarding the alignment of executive compensation to Company performance:

- The Company included a shareowner proposal submitted by Timothy Roberts in its 2013 proxy materials, filed on March 11, 2013 (the "2013 Proposal," attached as Exhibit B), which was substantially identical to the Proposal.

- The Company included a shareowner proposal submitted by Trowel Trades S&P 500 Index Fund in its 2011 proxy materials, filed March 14, 2011 (the "2011 Proposal," attached as Exhibit C), requesting that the Compensation Committee of the Board adopt a policy that "all future stock option grants to senior executives shall be performance-based."

The Proposal deals with the same substantive concern (the appropriateness of compensation programs relative to Company performance) and substantially the same subject matter (eliminating a form of equity-based compensation that the respective proponents view as not aligning executives' interests and compensation with the Company's performance and instead substituting a form of performance-based compensation tied to company performance) as the 2013 Proposal and the 2011 Proposal (collectively, the "Previous Proposals"). The Proposal and the 2013 Proposal are identical, except for their supporting statements, and they and the 2011 Proposal each raise the same concerns, propose elimination of the Company's existing stock option program, and propose instead an alternative compensation arrangement that the respective proponents view as more closely tied to company performance.

- The Proposal and the Previous Proposals each complain about the alignment of compensation with the Company's stock price performance. The Proposal begins by comparing the amount the Proponent has invested in the Company's stock with a recent valuation of that stock. The 2013 Proposal complains that the Company's executives were participating in equity-based compensation arrangements "[w]hile the rest of us were losing our shirts on GE Stock." The 2011 Proposal likewise complains about the Company's executives receiving traditional time-vested stock options under the Company's existing stock option program at a time when "General Electric has significantly underperformed both the S&P 500 and the Dow Jones Industrial Average (DJIA) over the five-year period ending December 31, 2009."

- The Proposal and the Previous Proposals each express concern with compensating executives through stock options and request that the Company cease its current practice of granting stock options to its executives. The Proposal and the 2013 Proposal read, "The Board of Directors are requested to consider voting a cessation of all Executive Stock Option Programs . . . ." The 2011 Proposal likewise requests that the Company cease granting stock options that "are time-vesting and lack performance-vesting criteria," noting that "[w]e are concerned that time-vesting stock options could ultimately reward our Company's executives for market gains unrelated to General Electric's specific performance."

- In lieu of the Company's existing stock option program, the Proposal and the Previous Proposals each recommend that the Company implement a new compensation arrangement that is tied to Company performance (not stock price performance). The Proposal and the 2013 Proposal each propose, "Only if and when profit increases are published and compiled annually, and verified by a Certified Accounting Firm a realistic salary increase commensurate with the increase in the Company's Business can be considered." The 2011 Proposal likewise proposes that the Company instead provide for stock options that are subject to "performance-vesting options, which vest when a performance target is met."

Although there are differences among the proposals—the Proposal and 2013 Proposal would also eliminate the Company's executive bonus program while the 2011 Proposal is silent as to bonuses, and the 2011 Proposal would alternatively accept premium-priced options as an acceptable performance-based arrangement—this does not alter the fact that all three proposals address the same substantive concern and propose substantially the same action: ceasing the Company's existing practice of granting time-based stock options and providing instead for a compensation program tied to improvements in the Company's performance.

The fact that the contours of the Proposal and the Previous Proposals differ somewhat does not bar the applicability of Rule 14a-8(i)(12). *See General Electric* (avail. Feb. 6, 2014) (concurring that a proposal requesting that the Company alter its product offerings to address the proponents' concerns over nuclear energy dealt with substantially the same subject matter as an earlier proposal requesting a cessation of the Company's nuclear business). As illustrated by the *Exxon Mobil Corp.* (avail. Mar. 7, 2013), *Exxon Mobil Corp.* (avail. Mar. 23, 2012), *Dow Jones* and *General Motors* precedents cited above, the Staff has concurred in the exclusion of shareowner proposals that varied in scope from previously submitted proposals. For example, in *General Motors*, the Staff concurred that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as a previous proposal relating to both China and the Soviet Union. The difference in scope between the Proposal and the Previous Proposals thus is irrelevant pursuant to Staff precedent. Accordingly, the Proposal deals with substantially the same subject matter as the Previous Proposals.

C. *The Shareowner Proposal Included in the Company's 2013 Proxy Materials Did Not Receive the Shareowner Support Necessary to Permit Resubmission.*

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareowner votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on April 26, 2013, which states the voting results for the Company's 2013 Annual Meeting of Shareowners and is attached as Exhibit D, the 2013 Proposal received 4.43% of the vote at the Company's 2013 Annual Meeting of Shareowners.[3] Thus, the 2013 Proposal failed to meet the required 6% threshold at the 2013 meeting, so the Proposal is excludable under Rule 14a-8(i)(12)(ii).

For the foregoing reasons, the Company may exclude the Proposal from its 2014 Proxy Materials under Rule 14a-8(i)(12)(ii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Donald E. Gilson

101684243.5

---

[3] The 2013 Proposal received 5,800,121,908 "against" votes and 268,554,543 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

GIBSON DUNN

EXHIBIT A

OCTOBER 30, 2013

RECEIVED
NOV 01 2013
B. B. DENNISTON III

MR. BRACKETT DENNISTON, SECRETARY
GENERAL ELECTRIC COMPANY
3135 EASTON TURNPIKE
FAIRFIELD, CONNECTICUT 06828

DEAR MR. BRACKETT:

I AM THE OWNER OF 1000 SHARES, OF GENERAL ELECTRIC COMMON STOCK. I WILL HOLD MY SHARES UNTIL THE 2014 SHAREHOLDER MEETING ENDS. I AM SUBMITING THE FOLLOWING SHARE OWNER PROPOSAL,

I HAVE INVESTED $39,804.25 OF MY "HARD EARNED" MONEY IN YOUR COMPANY. MY STATEMENT ON SEPTEMBER 30, 2013, SAYS I AM NOW WORTH $23,890.00. I READ IN A NEWSPAPER ARTICLE, THAT MR. IMMELT GOT A $20 MILLION BONUS, ABOUT A YEAR AGO, PLUS OTHER EXECUTIVES GOT SOME BONUSES. I DO NOT THINK THIS IS "GOOD BUSINESS," GIVING BONUSES, WHEN THE STOCK HOLDERS ARE NOT BEING REWARDED,

"THIS PROPOSAL: THE BOARD OF DIRECTORS ARE REQUESTED TO CONSIDER VOTING A CESSATION OF ALL EXECUTIVE STOCK OPTION PROGRAMS, AND BONUS PROGRAMS, REWARDS VIA A BONA FIDE SALARY PROGRAM ARE A NECESSITY. SALARY INCREASES TO DESERVING EXECUTIVES WILL REWARD ONLY THOSE WHO PRODUCTIVELY ENHANCE THE COMPANY'S BUSINESS, ONLY IF AND WHEN PROFIT INCREASES ARE PUBLISHED AND COMPILED ANNUALLY, AND VERIFIED BY A CERTIFIED ACCOUNTING FIRM A REALISTIC SALARY INCREASE COMMENSURATE WITH THE INCREASE IN THE COMPANY'S BUSINESS CAN BE CONSIDERED,

SHOULD THERE BE NO INCREASE IN THE COMPANY'S BUSINESS, OR A DECLINE IN CORPORATE BUSINESS IS PUBLISHED AND COMPILED ANNUALLY, AND VERIFIED BY A CERTIFIED ACCOUNTING FIRM, NO SALARY INCREASE: WILL BE FORTHCOMING. REWARDS VIA THE ABOVE MEASUREMENTS WILL SUFFICE, AND REMOVE THE BONUS AND EXECUTIVE STOCK OPTION PROGRAMS PERMANENTLY.

THANK YOU, VERY TRULY,

Donald E. Gibson

*** FISMA & OMB Memorandum M-07-16 ***



"KEEP SMILING"

GIBSON DUNN

EXHIBIT B

Table of Contents

NOTICE OF 2013 ANNUAL MEETING OF SHAREOWNERS

Time and Date: 10:00 a.m. Central Time, April 24, 2013
Location: Ernest N. Morial Convention Center, 900 Convention Center Blvd., New Orleans, LA 70130

March 13, 2013

Dear Shareowners:

You are invited to attend General Electric Company's 2013 Annual Meeting of Shareowners to be held at the Ernest N. Morial Convention Center, 900 Convention Center Blvd., New Orleans, LA 70130, on April 24, 2013, at 10:00 a.m. Central Time. Following a report on GE's business operations, shareowners will vote:

- to elect the directors named in the proxy statement for the coming year;
- to approve our named executives' compensation in an advisory vote;
- to ratify the selection of our independent registered public accounting firm for 2013; and
- on the shareowner proposals set forth on pages 44 through 49, if properly presented at the meeting.

Shareowners also will transact any other business that may properly come before the meeting.

You are eligible to vote if you were a shareowner of record at the close of business on February 25, 2013. Please ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone or the Internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope.

If you plan to attend the meeting, please follow the advance registration instructions under "Information about Attending the 2013 Annual Meeting and Advance Registration" on page 51 and watch for an admission card in the mail. You will need this card to enter the meeting.

We will provide a live webcast of the annual meeting from our Investor Relations website at www.ge.com/investor-relations.

Cordially,

Jeffrey R. Immelt
Chairman of the Board

Brackett B. Denniston III
Secretary

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SHAREOWNER PROPOSALS

The following shareowner proposals will be voted on at the annual meeting only if properly presented by or on behalf of the shareowner proponent. Some of the following shareowner proposals contain assertions about GE that we believe are incorrect. We have not attempted to refute all of the inaccuracies. However, the Board recommends a vote against each of these proposals for the reasons set forth following each proposal. Share holdings of the various shareowner proponents will be supplied promptly upon oral or written request.

Historically, some of our shareowner proposals have touched upon matters of corporate citizenship. Our Citizenship report, which is available on GE's website (see "Helpful Resources" on page 55), explains what GE is doing on particular issues and demonstrates how helping to solve global challenges is core to GE's sustainable growth strategy. For our specific objections to the shareowner proposals included in this proxy statement, see the explanation of our Board's recommendation following each shareowner proposal below.

SHAREOWNER PROPOSAL NO. 1—CESSATION OF ALL STOCK OPTIONS AND BONUSES

Timothy Roberts, FISMA & OMB Memorandum M-07-16 has informed us that he intends to submit the following proposal at this year's meeting:

While the rest of us were losing our shirts on GE Stock, Vickers reports, Jeffrey R. Immelt Chairman at GE made 'wise' investment decisions. On Sept. 9, 2003 he purchased 96,000 shares of his Company's stock at $8.05 per share and sold 47,836 of these shares for $31.18 per share and made, or netted a profit of $1,106,447. Only two months before that Mr. Immelt lucked out again. On July 29, 2003 he purchased another 96,000 shares at that magic number, $8.05 per share, for a cost of $772,800. On the very same day, he sold the 96,000 shares at $28.43 per share for $2,729,280. Again, Mr. Immelt very wisely made a net profit of $1,956,480. September of 2003 was a lucky month for other Executives at General Electric Corporation. To mention a few Vickers reported that Michael A. Neal and Kathryn A. Cassidy were as fortunate as Mr. Immelt, as they bought thousands of GE Shares at $8.05 and sold thousands of GE shares between $30.79 per share and $31.11 per share on the same day. The 52 week low price of GE Stock as listed on the NYSE was $21.30.

The Proposal: The Board of Directors are requested to consider voting a cessation of all Executive Stock Option Programs, and Bonus Programs. Rewards via a bona fide salary program are a necessity. Salary increases to deserving Executives will reward only those who productively enhance the Company's Business. Only if and when profit increases are published and compiled annually, and verified by a Certified Accounting Firm a realistic salary increase commensurate with the increase in the Company's Business can be considered.

Should there be no increase in the Company's Business, or a decline in Corporate Business is published and compiled annually, and verified by a Certified Accounting Firm, no salary increase(s) will be forthcoming. Rewards via the above measurements will suffice, and remove the bonus and Executive Stock Option Program(s) permanently.

Your Board of Directors recommends a vote AGAINST this proposal.

This proposal is nearly identical to a proposal that was included in GE's 2004 proxy statement and refers to Mr. Immelt's exercise in 2003 of expiring stock appreciation rights and stock options that were granted to him in 1993 and which he held until the last day of their exercise period. Since he became CEO, Mr. Immelt has purchased over 876,000 shares of GE stock on the open market. Mr. Immelt has not sold any of the shares he acquired or received upon the exercise of stock options or upon vesting of restricted stock units or performance share units (PSUs), net of those required to pay option exercise prices and taxes on such awards, since he became CEO. The proposal received a 5.9% vote at GE's 2004 Annual Meeting.

The Board believes that GE's executive compensation program is well-designed to achieve the objectives of rewarding sustained financial and operating performance and leadership excellence, aligning executives' long-term interests with those of our shareowners and motivating executives to remain with the company for long and productive careers built on expertise. The MDCC exercises careful judgment in making all compensation decisions, after reviewing GE's performance and evaluating each executive's performance during the year against established goals, leadership qualities, operational performance, business responsibilities, career with GE, current compensation arrangements, and long-term potential to enhance shareowner value. Equity incentive awards are an integral component of our compensation program because they have strong retention characteristics (for example, stock options and PSUs generally vest over a five-year period) and provide strong performance incentives that are closely aligned with shareowner interests (for example, PSUs are earned based on achievement of specified performance measures). Annual bonuses are important because they give the MDCC the flexibility to consider not only the recent overall performance of GE, but also the performance of a particular business the executive

Table of Contents

leads or a particular role the executive serves, factoring in developments and market forces outside of management's control in ways that a preset formula cannot effectively address. LTPAs, which are earned based on achievement of pre-established performance goals over a three-year period, are an essential component of our compensation program because they have strong retention characteristics, help drive the company's long-term performance and align executives' long-term interests with those of our shareowners. We believe that imposing arbitrary limitations on the MDCC's judgment in structuring GE's executive compensation program, as the proposal suggests, has the effect of unduly restricting the ability to achieve appropriate compensation objectives. Therefore, the Board recommends a vote AGAINST this proposal.

SHAREOWNER PROPOSAL NO. 2—DIRECTOR TERM LIMITS

Dennis Roch FISMA & OMB Memorandum M-07-16 has informed us that he intends to submit the following proposal at this year's meeting:

> Resolved: That the stockholders of General Electric, assembled in annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to adopt procedures that mandate that, effective 6/1/13, no current independent director initially elected to the board after 1997, but prior to 2014, shall be eligible for re-nomination and re-election after he or she has completed 15 years of board service. Those same procedures shall provide that any independent director initially elected to the board in 2014 or thereafter shall be ineligible for re-nomination and re-election after 10 years of board service.
>
> Statement: Term limits apply to the President of the United States and are in effect for directors at a number of Fortune 500 firms. Our Board has countenanced lackluster company stock price performance over the past 5 and 10 year periods, when compared to the S&P 500. When measured against the top 50 large cap performers over those time periods, GE's results are even less impressive. Yet long and short-term compensation for Company executives and Directors have been robust to say the least...while shareowners in the past five years have seen the stock price fall substantially and the dividend dramatically diminished. Moreover, when the Board Chairman or the Nominating and Governance Committee refuses to accept the resignation of directors who are required to submit them by governance bylaws, the shareowner's voice and interests are effectively ignored. We need a better Board and the sooner the better. Although the Company has over the past five years repeatedly opposed similar board improvement procedures that were more narrowly crafted than this one, this is still a quite modest proposal to achieve that end. As such, it deserves shareowner support. I urge you to vote "Yes" and thank you for your consideration.

Your Board of Directors recommends a vote AGAINST this proposal.

The Board believes that it is not appropriate to implement this proposal because it would prevent qualified, experienced and effective directors from serving on the Board. In addition, because the shareowner who submitted this proposal has in the past criticized and targeted specific directors of the company, the company believes that this proposal is motivated by a desire, and is in substance primarily designed, to remove specific directors. GE has a robust and effective director nomination and evaluation process in place. GE's Governance Principles and the NCGC Key Practices provide for an annual evaluation process designed to assess the effectiveness of the Board and its committees. Under GE's current evaluation process, an independent expert in corporate governance solicits comments from each director with respect to the full Board, any committee on which the director serves, individual director performance, and board dynamics. The independent expert seeks input from directors in a wide range of matters and works with the presiding director to organize the input received around options for changes and improvement. This evaluation process has proven to be effective in assembling a Board that represents a range of experience at policy-making levels in business, government, education and technology, and in other areas that are relevant to the company's global activities. In contrast, the Board believes that the arbitrary scheme for establishing term limits imposed by this proposal is counterproductive to GE's ability to retain qualified, experienced and effective directors who contribute to the diversity of background and experience represented on the Board and who ultimately add to shareowner value. Therefore, the Board recommends a vote AGAINST this proposal.

SHAREOWNER PROPOSAL NO. 3—INDEPENDENT CHAIRMAN

American Federation of State, County and Municipal Employees Pension Plan, 1625 L Street, N.W., Washington, D.C. 20036, has informed us that it intends to submit the following proposal at this year's meeting:

> Resolved: The shareowners of General Electric Company ("GE") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

GIBSON DUNN

EXHIBIT C

Table of Contents

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

March 14, 2011

Dear Shareowner,

You are invited to attend the 2011 Annual Meeting of Shareowners to be held on Wednesday, April 27, in Salt Lake City, Utah.

The annual meeting will begin with a report on our operations, followed by discussion and voting on the matters set forth in the accompanying notice of annual meeting and proxy statement and discussion on other business matters properly brought before the meeting.

If you plan to attend the meeting, please follow the advance registration instructions on page 56 of this proxy statement. An admission card, which is required for admission to the meeting, will be mailed to you prior to the meeting.

Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone or by Internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope.

Cordially,

Jeffrey R. Immelt

Jeffrey R. Immelt
Chairman of the Board

Table of Contents

REASONS: "Many states have mandatory cumulative voting, so do National Banks."
"In addition, many corporations have adopted cumulative voting."
"Last year the owners of 1,534,232,024 shares voted FOR this proposal, which amounts to approximately 25.2% of shares voting."
"If you AGREE, please mark your proxy FOR this resolution."

Your Board of Directors recommends a vote AGAINST this proposal.

Each share of GE common stock is entitled to one vote for each director nominee. In uncontested director elections, like the one covered by this proxy statement, GE directors are elected by an affirmative majority of the votes cast, and in contested elections, where there is more than one nominee competing for a director seat, directors are elected by an affirmative plurality of the votes cast. The Board believes that this voting system is fair and most likely to produce an effective board of directors that will represent the interests of all the company's shareowners. We believe that this shareowner proposal is contrary to the goals of broader shareowner representation reflected in our existing director election standard. Implementation of this shareowner proposal could allow shareowners with a small percentage of GE common stock to have a disproportionate effect on the election of directors, possibly leading to the election of directors who are beholden to special interests of the small groups responsible for their election or the defeat of directors who disagree with those special interests. The Board believes that directors should be elected by and accountable to all shareowners, not special interests holding a small percentage of GE's stock who elect directors by cumulating their votes, and that GE's current election process protects the best interests of all shareowners. Therefore, the Board recommends a vote AGAINST this proposal.

- **Shareowner Proposal No. 2—Future Stock Options**

Trowel Trades S&P 500 Index Fund, c/o International Union of Bricklayers, 620 F Street NW, Washington, DC 20004, has notified us that it intends to present the following proposal at this year's meeting:

RESOLVED: That the shareholders of General Electric Company (the "Company") request that the Compensation Committee of the Board of Directors adopt a policy that all future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (2) performance-vesting options, which vest when a performance target is met.

SUPPORTING STATEMENT: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to enhance long-term corporate value. We believe that standard fixed-price stock option grants can and often do provide levels of compensation well beyond those merited, by reflecting stock market value increases, not superior performance.

We believe that a policy tying stock options to challenging performance measures is particularly important at our Company given General Electric's renewed compensation focus on stock options and the Company's poor performance in recent years.

According to its 2010 proxy statement, in 2009 our Company's Management Development and Compensation Committee (MDCC) determined to shift compensation focus for 2009 to the potential value of stock options from its historical mix that includes restricted stock units and long-term performance awards. As a result, excluding Chairman and CEO Jeffrey Immelt, in 2009 the MDCC granted the named executive officers as a group options to purchase 7.1 million Company shares. In March 2010, the MDCC made a grant of two million stock options to Mr. Immelt. All of these stock options are time-vesting and lack performance-vesting criteria.

General Electric has significantly underperformed both the S&P 500 index and the Dow Jones Industrial Average (DJIA) over the five-year period ending December 31, 2009. According to the five-year performance chart in the Company's 2010 10-K filing, a $100 investment in General Electric at the end of 2004 was worth only $49 at the end of 2009, compared with $102 for a similar investment in the S&P 500 and $110 for a similar investment in the DJIA. As of November 3, 2010, our Company's stock price had declined by around 60 percent over the past three years alone.

We are concerned that time-vesting stock options could ultimately reward our Company's executives for market gains unrelated to General Electric's specific performance. This is of particular concern at a company like General Electric whose share value is at an unusually low level. We believe the use of performance-based stock options in the form of premium-priced or performance-vesting stock options will place a strong emphasis on rewarding superior corporate performance and the achievement of demanding performance goals.

We urge your support FOR this important executive compensation reform.

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Your Board of Directors recommends a vote AGAINST this proposal.

The Board believes that GE's overall compensation program is well-designed to achieve the objectives of rewarding sustained financial and operating performance and leadership excellence, aligning the executives' long-term interests with those of our shareowners and motivating executives to remain with the company for long and productive careers built on expertise. Stock option awards are an important component of our compensation program because they have strong retention characteristics (as they generally vest over a five-year period) and provide strong performance incentives aligned with shareowner interests because they will only have value if GE's share price increases. We believe the structure of our stock option grants best promotes our compensation objectives. In addition, we believe that imposing arbitrary and subjective limitations on the MDCC's discretion to structure the terms of stock option awards, as the proposal suggests, also has the effect of unduly restricting the MDCC's ability to achieve its compensation objectives. Therefore, the Board recommends a vote AGAINST this proposal.

- **Shareowner Proposal No. 3—Withdraw Stock Options Granted to Corporate Executive Officers**

John Hepburn, *** FISMA & OMB Memorandum M-07-16 *** has notified us that he intends to present the following proposal at this year's meeting:

Shareowner Proposal

Stock Options Granted to Corporate Executive Officers

RESOLVED: Upon an affirmative vote, that the shareowners of General Electric request that the Board of Directors take the necessary actions to withdraw, in sufficient numbers, stock options granted to nine Corporate Executive Officers in 2009 and 2010, to leave the remainder close to levels granted in the years 2002 through 2008.

Supporting Statement:

I am a long-term General Electric shareowner having purchased my shares in May 2002 at $31.75. Two years ago shareowners voted on my proposal to split up General Electric into four or more components. Last year I submitted a proposal on stock options, very similar to this one, but it was excluded from the Proxy Statement following a submission, authorized by our directors, to the Securities and Exchange Commission.

For many years granting of stock options on GE common stock has been a component of Corporate Executive Officer compensation with the options grants dates occurring in September, consistently every year in the ten years prior to 2009. For the four Vice-Chairmen of the company the numbers of options granted each year were around 300,000 with the other five officers at lower amounts. Stock awards ranging up to 80,000 per officer were also awarded each year until 2008.

On March 12, 2009—a mere six trading days after GE stock sank to a 17-year low of $5.728—nine Corporate Executive Officers were granted stock options at an exercise price of $9.57. Three Vice-Chairmen were each granted 1,000,000 options, the fourth 900,000 and five other officers 1,800,000 in aggregate. On July 23, 2009 additional options grants were made at an exercise price of $11.95. Each of the four Vice-Chairmen was granted 800,000 options and the five other officers 1,850,000 in total.

On June 10, 2010 each of the Vice-Chairmen was granted 1,000,000 options, and the five other officers 2,200,000 in total, at an exercise price of $15.68.

The likely rationale for these extraordinary options grants, all with a five-year vesting schedule, is to mitigate the dramatic decline in value of previous options grants and restricted stock awards which ranged in exercise price from $27.05 to $57.31 on September grant dates back to 1999.

So, in 2009, options grants were six times the historical level and in 2010 more than three times and, as well, the dates of grants were inconsistent with the historical September timing. To grant options on these bases must surely be considered opportunistic and excessive. It also suggests that the directors and executive officers doubt whether, during their tenure at the helm, profits will recover sufficiently to support a share price of even $27.05.

Meanwhile, we shareowners endure a dividend rate 61% lower than its level when slashed in 2009, along with an immensely depressed share price 60% below its 2007 peak, in contrast to the S&P 500 Index's equivalent 25% fall.

This is an opportunity for shareowners, whether individual or institutional, whether long-term or short-term, to express our opinion on this crucial element of executive officer compensation.

Please vote FOR this Resolution.

Your Board of Directors recommends a vote AGAINST this proposal.

It is important to note that this proposal does not take into account GE's historical equity grant practices. For many years prior to 2009, GE's stock awards to its executives were divided between stock options and RSUs, with a ratio of stock options to RSUs awarded at a level of 3-to-1. Had the company granted solely stock options in those years (as it did in 2009 and 2010), the number of stock options granted in those years would have been significantly higher.

GIBSON DUNN

EXHIBIT D

8-K 1 geform8k42613.htm GE FORM 8K 4-26-2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **April 24, 2013**

General Electric Company
(Exact name of registrant as specified in its charter)

New York	001-00035	14-0689340
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3135 Easton Turnpike, Fairfield, Connecticut	06828-0001
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (203) 373-2211

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

(a) General Electric Company (the "Company") held its annual meeting of shareowners on April 24, 2013.

(b) The shareowners elected all of the Company's nominees for director; approved our named executives' compensation; and ratified the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year 2013. The shareowners did not approve any of the shareowner proposals, which are listed below.

A. Election of Directors

	Shares For	Shares Against	Shares Abstain	Non-Votes
1. W. Geoffrey Beattie	5,997,934,084	110,967,137	41,982,384	1,962,110,288
2. John J. Brennan	6,007,499,153	102,929,855	40,454,593	1,962,110,292
3. James I. Cash, Jr.	5,940,494,923	171,339,947	39,048,735	1,962,110,288
4. Francisco D'Souza	5,995,680,660	115,521,343	39,681,600	1,962,110,290
5. Marijn E. Dekkers	6,004,930,872	108,145,190	37,807,539	1,962,110,292
6. Ann M. Fudge	5,958,640,328	155,123,600	37,119,670	1,962,110,295
7. Susan Hockfield	6,003,362,770	111,987,095	35,533,739	1,962,110,289
8. Jeffrey R. Immelt	5,754,478,224	331,143,839	65,261,332	1,962,110,498
9. Andrea Jung	5,791,543,228	322,888,364	36,452,007	1,962,110,294
10. Robert W. Lane	5,996,330,855	116,836,394	37,716,354	1,962,110,290
11. Ralph S. Larsen	5,948,893,127	163,535,459	38,455,019	1,962,110,288
12. Rochelle B. Lazarus	5,665,742,543	447,792,551	37,348,509	1,962,110,290
13. James J. Mulva	5,998,949,408	113,174,672	38,759,527	1,962,110,286
14. Mary L. Schapiro	5,996,759,721	118,651,032	35,472,850	1,962,110,290
15. Robert J. Swieringa	5,967,449,441	145,174,883	38,261,282	1,962,108,287
16. James S. Tisch	5,280,677,780	832,630,085	37,575,737	1,962,110,291
17. Douglas A. Warner III	5,913,851,396	188,983,951	48,042,258	1,962,116,288

B. Management Proposals

	Shares For	Shares Against	Shares Abstain	Non-Votes
1. Advisory approval of our named executives' compensation	5,750,914,459	328,555,105	71,228,678	1,962,295,651
2. Ratification of selection of independent registered public accounting firm	7,667,871,100	200,789,121	244,333,672	0

C. Shareowner Proposals

	Shares For	Shares Against	Shares Abstain	Non-Votes
1. Cessation of All Stock Options and Bonuses	268,554,543	5,800,121,908	82,029,143	1,962,288,299
2. Director Term Limits	349,041,650	5,729,607,021	72,089,330	1,962,255,892
3. Independent Chairman	1,485,137,233	4,605,040,136	60,534,076	1,962,282,448
4. Right to Act by Written Consent	1,300,448,760	4,756,136,436	94,257,069	1,962,151,628
5. Executives to Retain Significant Stock	1,753,023,355	4,322,173,513	75,507,553	1,962,289,472
6. Multiple Candidate Elections	229,948,155	5,832,890,776	87,880,005	1,962,274,957

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

General Electric Company
(Registrant)

Date: April 26, 2013

/s/ Brackett B. Denniston III
Brackett B. Denniston III
Senior Vice President, General Counsel and Secretary